FORM 4                                              OMB APPROVAL
                                                    ----------------------------
                                                    OMB NUMBER:  3235-0287
                                                    Expires:  January 31, 2005
                                                    Estimated average burden
                                                    hours per response 0.5
                                                    ----------------------------


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligation may continue.
    See Instruction 1(b)
(Print or Type Response)

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1.   Name and Address of Reporting Person*

    TAYLOR                          MAURICE
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   (Last)                           (First)             (Middle)

   3, RUE DE LA CITE     P.O. BOX 5235
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                                    (Street)

   1211 GENEVA 11, SWITZERLAND
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


     THE CRONOS GROUP      (CRNS)

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3.   I.R.S Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Day/Year

     OCTOBER 1, 2002

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5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [ ]  Officer (give title below)           [_]  Other (specify below)

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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                      2A.           3.           Disposed of (D)                 Owned          Form:     7.
                        2.            Deemed        Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                        Transaction   Execution     Code         ------------------------------- Reported       (D) or    Indirect
1.                      Date          Date, if any  (Instr. 8)                   (A)             Transaction    Indirect  Beneficial
Title of Security       (Month/Day    (Month/Day    ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)              Year)         Year)          Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

COMMON SHARES           03/31/02                     A         V     3,811        A     $4.02    17,149         D
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COMMON SHARES           06/30/02                     A         V     4,780        A     $3.47    21,929         D
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COMMON SHARES           10/01/02                     A               4,236        A     $3.91    26,165         D
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one reporting Person, see Instruction
     4(b)(v).

 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

FORM 4
(continued)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
            2.                                                                                            of        Form
            Con-                                                                                          Deriv-    of
            ver-                               5.                              7.                         ative     Deriv-   11.
            sion             3A.               Number of                       Title and Amount           Secur-    ative    Nature
            or               Deemed            Derivative    6.                of Underlying     8.       ities     Secur-   of
            Exer-            Execu-   4.       Securities    Date              Securities        Price    Bene-     ity:     In-
            cise    3.       tion     Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
            Price   Trans-   Date,    action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.          of      action   if Any   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of    Deriv-  Date              (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative  ative   (Month/  (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security    Secur-  Day/     Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)  ity     Year)    Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

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
Explanation of Responses:

SEE ATTACHMENT


/s/ Maurice Taylor                                              10-3-2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

By /s/ Elinor A. Wexler
   ------------------------------------------
       Elinor A. Wexler
       Attorney-in-Fact


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

EXPLANATION OF RESPONSES

Taylor, Maurice
The Cronos Group (CRNS)
Form 4, dated October 3, 2002


         The common shares reported on this Form 4 will be acquired by the reporting person upon settlement of stock units granted to the reporting person on the dates indicated in column 2 of Table I under the issuer's Non-Employee Directors' Equity Plan (the "Plan"). The number of stock units received by the reporting person equals the cash compensation he elected to receive in the form of stock units as a director of the issuer, multiplied by 125%, with the resultant product divided by the average of the fair market value of a share of the issuer's common stock determined for the 20 trading days immediately preceding the date that the cash compensation would otherwise have been payable to the reporting person. The number of shares thus determined for the reporting person for the period ending on the date indicated in column 2 is set forth in the "amount" column of column 4 of Table I, and the "price" used to determine the number of common shares granted to the reporting person is set forth in the price column of column 4 of Table I. The amount of securities beneficially owned by the reporting person (column 5) is as of the date reported in column 2.

         The Plan was approved by the shareholders of the issuer at the 2000 annual meeting of shareholders held January 10, 2001, and a copy of the Plan was included as Appendix A to the issuer's Proxy Statement, filed with the Commission on December 5, 2000, as amended on December 6, 2000, for the issuer's 2000 annual meeting of shareholders.